OSCAR



LETTER ⌄

Dear investors,

We believe we've got a unique offer, offering an American made razor that's been proven in Australia - 4.7 stars from over 3,200 reviews - with a range of complementary shave products, also to be made in America. Coupled with our Grand Epreuve Formula One magazine, we're positioning OSCAR as a premium product (without the corresponding price tag) targeting American Formula One fans.

We need your help!

Launching Grand Epreuve - our premium quarterly Formula One magazine - will give us the opportunity to promote the OSCAR shave brand to new customers, both male and female. I have relied on my extensive experience publishing 'F1 Racing' magazine successfully in

extensive experience publishing 'F1 Racing' magazine successfully in Australia (1997 -2004). Formula One's popularity has reached hitherto unseen levels, particularly in the US, so the plan is to launch the magazine in North America, Europe and Australia to ride the wave.

Sincerely,

Oscar de Vries

CEO and Founder

How did we do this year?



REPORT CARD

B-

☺ The Good

Come up with the concept of Team Razors - razor handles in the colors of sport teams to attract new customers

Launched Grand Epreuve, a premium Formula 1 magazine, as a new revenue source and media platform to target Formula 1 fans

Found a cost-effective fulfilment method that will enable us to ship products to customers in (currently) 55 countries

☹ The Bad

The Bad

Our key lead investor has been battling serious health issues and we've not been able to secure critical backing yet

Multi-year licensing agreement ready to sign with major sporting team, but chicken and egg situation without funding

The global macro economic and political climate makes raising capital harder than I've ever experienced.

2024 At a Glance

January 1 to December 31



$0 [100%]
Revenue



-$5,518
Net Loss



$33,905 [1%]
Short Term Debt



$0
Raised in 2024



$0
Cash on Hand
As of 12/31/24

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

$81 $0

-$5,518

-$24,545

2023   2024

Net Margin: -13,793,750%   Gross Margin: 0%   Return on Assets: -10%   Earnings per Share: $0.00

Revenue per Employee: $0   Cash to Assets: 0%   Revenue to Receivables: ~   Debt Ratio: 296%

🗎 AgreementDocument_pead_mpjx3cpsgppaabya7q4q.pdf

🗎 Oscar_GAAP_Financial_Report_2023_-_2024.pdf

🗎 OSCAR_Brands_Inc___Profit___Loss__31-Dec__24_.pdf

🗎 OSCAR_Brands_Inc-_Balance_Sheet__31-Dec__24_.pdf

We  Our 32 Investors

Thank You For Believing In Us

Ellen Utrecht	Galen King	Klaus Moeller	Adam Hill	Justus Hammer	William Keyser
Ben Van Der Hulst	Paul Langoulant	Brian Gautreau	Ian Brannan	Michael Winkler	Del Randhawa
Peter E Sinclair	Peter Bottlik	Roland Linders	Mickael RENOU	Damian Duff	Steve Farrall
Feng Tak Chin	David Katralis	Vernon Baines	John Lee	Jukka Matti Karhu	Thomas Montelione
Sandor Helby	Shaun Johnson	Nick Gonios	Robert D Antulov	Dale McGeorge	Gerry Van Happen

Thank You!

From the OSCAR Team



Oscar de Vries

CEO and Founder

Dutchman, father of four, entrepreneur, one-time racing driver and Formula 1 lover. Over 30 years experience in direct to consumer sales, from mail order in the '90's t...





Peter Windsor

Formula One expert

Award-winning F1 Journalist, broadcaster and manager. Championship-winning Race and Test Team Manager,...

Darren Heath

Chief photographer

Darren has been travelling the Formula One circuit since the early 90's. As chief contributing photographer for F1 Racing...



Oscar Joseph de Vries in

Associate publisher - Asia Pacific



Hugo de Vries in

Associate publisher - Europe



Emma Long

Designer



Del Randhawa in

UK commercial manager

Multi-channel media expert with over three decades of media buying experience. Founding partner of Mediacom and Astu...

Details

The Board of Directors

The Board of Directors

Director	Occupation	Joined
Oscar de Vries	CEO @ Oscar Razor	2019

Officers

Officer	Title	Joined
Oscar de Vries	CEO	2019

Voting Power

No one has over 20% voting power.

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
11/2019	$490		Other
05/2021	$55,400		4(a)(6)
02/2022	$25,000		Section 4(a)(2)
01/2023	$100,000	Common Stock	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Oscar de Vries	11/19/2019	$490	$0	0.0%		Yes
Dirk Spiers	02/25/2022	$25,000	$25,000	0.0%		Yes

Related Party Transactions

Name	Oscar de Vries
Amount Invested	$490
Transaction type	Loan
Issued	11/19/2019
Outstanding principal plus interest	$490 as of 01/2020
Interest	0.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Company's CEO and Founder

This is non-interest bearing loan with no maturity date issued by the Company's CEO and Founder, Oscar de Vries. This loan is intended to be paid back once the company is profitable and deemed to be in good financial health.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	8,080,808	Yes

Warrants: 0
Options: 0

Form C Risks:

The company uses third party carrier services for delivery. Any increase in rates will reduce the company's margins, unless it chooses to pass the full cost of any increase to its customers.

The industry has some large incumbents. If OSCAR Brands Club is unable to compete competitively it will not achieve its strategic business objectives, which would have a negative impact on its revenue and prospects.

The company is not yet profitable and its success relies on further funding to achieve its objectives. The growth of the business depends on marketing and most of this is paid-for marketing. We cannot guarantee the availability of funding or that these funds will be available on favourable terms. If we are unable to raise these funds, it could adversely impact the Company's business and growth.

The founders are majority shareholder in OSCAR Brands, Inc and have spent considerable time building and developing the business, the brand and its website. The business is susceptible to the untimely loss of its key founder. Such consideration aside, they are dedicated to build on the work done to date to enhance the value of the business and its shareholders.

The company uses a number of software technology solutions. If any of these technologies were to fail without notice, it could interrupt the Company's ability to sell or communicate with customers. Regular back-ups are in place though to minimise this risk. In an online environment though there remains a risk of loss, theft or malfunction of customer data. While systems are in place to protect customer data, the failure of these systems, without notice, could interrupt the Company's ability to sell or communicate with customers and meet its regulatory obligations.

The company owns its skincare formulations and outsources manufacturing. However, it does not manufacture the razors, which is done by an independent third party. The company relies on this party for its ongoing supply.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market

have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be

factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;

as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

OSCAR Brands, Inc.

Delaware Corporation
Organized November 2019
1 employees
8 The Green
#4669
Dover DE 19901 http://www.oscarshave.com

Business Description

Refer to the OSCAR profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

OSCAR has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

late filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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